Exhibit 10(r)



TRW Restricted Stock Unit Agreement

TERMS AND CONDITIONS

1. General

The Restricted Stock Units issued to you pursuant to this Agreement shall be subject to the terms and conditions described herein. The Restricted Stock Units are issued pursuant to the 2000 TRW Long-Term Incentive Plan.

2. Vesting

The Restricted Stock Units will vest in two installments as follows: (i)   percent of the Restricted Stock Units will vest on the   anniversary of the date of grant and (ii) the remaining   percent of the Restricted Stock Units will vest when you reach age   ; provided that, in each case, you have been continuously employed in active status, providing services to TRW Inc. ("TRW"), from the date of grant through and including the applicable vesting date. On the applicable vesting date, the risk of forfeiture of the vested Restricted Stock Units shall lapse.

Notwithstanding the foregoing, all these Restricted Stock Units will vest immediately in the event of the termination of your employment in the following circumstances:

(a) your death; or

(b) your disability for a period of more than twelve months (as defined in the TRW U.S. Long-Term Disability Plan).

These Restricted Stock Units will also vest immediately upon a change of control of TRW Inc. For purposes of this Agreement, a change in control is defined in resolutions adopted by the Compensation Committee of the Directors of TRW on February 28, 2002, which, in summary, provide that a change in control is a change occurring (a) by virtue of certain mergers or consolidations or sale or transfer of assets by TRW to another corporation or (b) by virtue of the Directors of the Corporation as of February 28, 2002 and their approved successors (other than a successor whose initial assumption of office is in connection with an actual or threatened election contest) ceasing to constitute a majority of the Directors of TRW or (c) through the acquisition of shares representing 20% or more of the voting power of TRW or (d) through any other change in control reported in any filing with the Securities and Exchange Commission; provided, however, that no change in control is deemed to have occurred by the acquisition of shares, or any report of such acquisition, by TRW, a subsidiary of TRW or a TRW-sponsored employee benefit plan. The language of the resolutions controls over this summary language.

3. Termination of Employment

To the extent the Restricted Stock Units have not vested in accordance with Section 2 above, the voluntary or involuntary termination of your employment for any reason (except your death or disability as set forth in Section 2 above) will result in the forfeiture of the unvested Restricted Stock Units. Upon notice of termination of your employment, all unvested Restricted Stock Units issued pursuant to this Agreement will be automatically and immediately forfeited.

Further, if the Directors of TRW find that you intentionally committed an act, which act is inimical to the interests of TRW or a subsidiary, your unvested Restricted Stock Units will be automatically forfeited as of the time you committed such act, as determined by the Directors.

4. Dividends

From and after the date of issuance of the Restricted Stock Units until such time as the Restricted Stock Units shall be forfeited or shall vest, each in accordance with the terms of this Agreement, you will be entitled to rights to dividends on shares of TRW Common Stock (if and as declared and paid). Such dividends shall be deemed to be reinvested in additional Restricted Stock Units on the date of payment of such dividend, and shall be accounted for separately with respect to the two applicable vesting dates. The number of Restricted Stock Units deemed issued to you on a dividend payment date shall be calculated as the product of (i) the number of Restricted Stock Units then issued to you pursuant to this Agreement (including Restricted Stock Units previously deemed issued pursuant to this Section 4) multiplied by (ii) the dividend amount per share, divided by the fair market value of a share of TRW Common Stock on the date the dividend is paid. For purposes of this Agreement, the "fair market value" is the average of the high and low sales prices of a share of TRW Common Stock on the New York Stock Exchange on the date the dividend is paid, as reported by the New York Stock Exchange (or if there are no sales on such date, then the closing sale price on such listing on the nearest date before the date the dividend is paid).

Other than such dividend equivalent and reinvestment rights, the Restricted Stock Units issued to you pursuant to this Agreement shall not entitle you to any rights of ownership of shares of TRW Common Stock, including but not limited to voting rights. Restricted Stock Units deemed issued pursuant to this Section 4 shall vest or be forfeited on the same date that the applicable Restricted Stock Units initially issued pursuant to this Agreement vest or are forfeited. TRW shall provide you with a statement of the number of Restricted Stock Units issued to you pursuant to this Agreement after any dividend payment on TRW Common Stock, which shall specify the number of Restricted Stock Units applicable to each scheduled vesting date.

5. Deferral

You may elect to defer payment of all (but not a portion) of the shares of TRW Common Stock deliverable pursuant to this Agreement on a particular vesting date until your retirement or other termination of employment from TRW (as a result of your death, disability for a period of more than twelve months, or the voluntary or involuntary termination of your employment for any reason). To elect such a deferral, the form attached hereto as Exhibit A or B, as applicable (or such other form as may be approved by the Compensation Committee of TRW Directors) executed by you (the "Deferral Election") must be received by the Secretary of TRW before the third anniversary of the date of grant or before you reach age   , as the case may be. Any such election will be irrevocable. In the event you make a Deferral Election, dividends paid on TRW Common Stock on or after the date of such deferral[through the date of settlement pursuant to Section 6 shall continue to be deemed to be reinvested in additional Restricted Stock Units in accordance with the provisions of Section 4. Such additional Restricted Stock Units will (with respect to vested Restricted Stock Units) vest immediately upon the applicable dividend payment date.

6. Settlement

At the time of settlement of vested Restricted Stock Units, you shall be entitled to receive, provided you have satisfied all tax obligations with respect to such shares as required by this Agreement, payment in the form of shares of TRW Common Stock in an amount (rounded down to the nearest whole share) equal to the number of Restricted Stock Units which have vested (including pursuant to Section 4 of this Agreement). The shares shall be registered in your name or your estate or administrator, as the Chairman of the Compensation Committee of TRW Directors deems appropriate.

The timing of such settlement shall be as follows:

(a) If you have not made a Deferral Election pursuant to Section 5, settlement with respect to vested Restricted Stock Units shall occur upon vesting pursuant to Section 2 of this Agreement, unless such vesting occurs as a result of your death or your disability for a period of more than twelve months.

(b) If your employment terminates a result of your death or your disability for a period of more than twelve months, settlement shall occur in full on the last business day in the first full month of January following such termination of employment, whether or not you have made the Deferral Election.

(c) Settlement shall occur in full immediately upon a change of control of TRW (as such term is used in Section 2), whether or not you have made the Deferral Election.

(d) If you have made a Deferral Election, settlement shall occur with respect to the Restricted Stock Units to which that Deferral Election applies as follows: (i) In the case of your termination for other than retirement, settlement shall occur in full on the last business day in the first full month of January following your termination of employment. (ii) If your termination is due to your retirement from TRW, the normal form of payout will be in ten annual installments beginning the last business day of the first full January following your retirement; however, you may petition the Chairman of the Compensation Committee of TRW Directors, at least three months prior to the date of your retirement, to change such settlement into annual installments from two to nine years or in a single sum. In the event of your death after payouts in installments following your retirement have begun pursuant to this clause (d)(ii), payouts will continue to be made in installments until paid out completely, except in the event of a change of control of TRW, in which case final settlement shall occur immediately upon a change of control.

7. Taxes

TRW may withhold delivery of certificates for the shares of TRW Common Stock, if any, to be issued pursuant to this Agreement until you make arrangements satisfactory to TRW to pay any withholding, transfer or other taxes due as a result of the issuance of such shares. You may elect to pay a portion or all of the amount of required withholding taxes in cash or in shares of TRW Common Stock, either by delivering to TRW previously held shares of TRW Common Stock or by having shares of TRW Common Stock withheld from the shares issued upon settlement.

8. Securities Laws

TRW may place appropriate federal and state securities law legends on the certificates for the shares of TRW Common Stock issued upon settlement, give stop-transfer instructions to its transfer agents or take any other action to achieve compliance with applicable federal and state securities laws in connection with the issuance of the shares of TRW Common Stock pursuant to this Agreement or your resale of such shares.

9. Transferability

The Restricted Stock Units are not transferable other than by will or the laws of descent and distribution.

10. Leaves of Absence

If you take a leave of absence for illness, governmental service or other reasons, and such leave has been specifically approved by the Chairman of the Compensation Committee of TRW Directors for purposes of this Agreement, then such leave will not be treated as an interruption of your employment.

11. Adjustments

The Compensation Committee of TRW may make such adjustments in the number or kind of shares of TRW Common Stock or other securities deemed issued for dividend reinvestment purposes or deliverable upon settlement as it in its sole discretion may determine are equitably required to prevent dilution or enlargement of your rights that would otherwise result from any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of TRW, merger, consolidation, reorganization, partial or complete liquidation or other corporate transaction or event having an effect similar to any of the foregoing.

12. Miscellaneous

By accepting the Restricted Stock Units, you understand and agree to the following conditions:

(a) The Restricted Stock Units are subject to all the terms and conditions of the 2000 TRW Long-Term Incentive Plan. The Compensation Committee of TRW has authority to interpret and construe any provision of this Agreement and the 2000 TRW Long-Term Incentive Plan, and any such interpretation and construction shall be binding and conclusive. Any reference in this Agreement to the Directors of TRW includes the Executive Committee of the Directors.

(b) The issuance of Restricted Stock Units pursuant to this Agreement does not create any contractual or other right to receive Restricted Stock Units (except pursuant to reinvestment of dividend equivalents on TRW Common Stock pursuant to the terms of this Agreement) or benefits in lieu of Restricted Stock Units in the future. Any future restricted stock unit grants, including but not limited to the timing of any grant, number of units and vesting provisions will be in TRW's sole discretion.

(c) Your acceptance of the Restricted Stock Units is completely voluntary and is not a condition or right of your employment.

(d) The value of the Restricted Stock Units and any dividend equivalent rights thereon are not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, social insurance contributions (except where local law specifically provides otherwise), pension or retirement benefits or similar payments.

(e) The Restricted Stock Units may not be assigned, sold, encumbered or in any way transferred or alienated, except as otherwise explicitly provided in this Agreement.

(f) This Agreement is governed by and subject to Ohio law. Interpretation of this Agreement and your rights thereunder will be governed by provisions of Ohio law.

(g) This Agreement and the 2000 TRW Long-Term Incentive Plan pursuant to which the Restricted Stock Units have been issued to you contain all of the provisions applicable to the Restricted Stock Units and no other statements, documents or practices may modify, waive or alter such provisions unless expressly set forth in writing signed by the Chairman of the Compensation Committee of TRW Directors and delivered to you.